Li He Partner +852 2533 3306 li.he@davispolk.com	Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com

Resident Hong Kong Partners

Karen Chan ** Yang Chu ** James C. Lin * Gerhard Radtke *	Martin Rogers ** Miranda So * James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

October 6, 2023

Re:	XCHG Ltd (CIK: 0001979887) Responses to the Staff’s Comments on the Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted September 22, 2023

Confidential

Stephany Yang

Jean Yu

Patrick Fullem

Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of XCHG Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 3, 2023 on the Company’s draft registration statement on Form F-1 confidentially submitted on September 22, 2023 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

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Amendment No. 3 to Draft Registration Statement on Form F-1 submitted September 22, 2023

General

1.	We note your response to prior comment one and reissue the comment in full. We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was submitted on July 26, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of the July 26, 2023 submission.

In response to the Staff’s comment, the Company revised the disclosure on the cover page and pages 5, 6, 28, 29, 30, 32 and 72 of the Revised Draft Registration Statement.

Capitalization, page 47

2.	Please expand your capitalization table to include mezzanine equity share information for all series, including shares authorized, issued, and outstanding on an actual, pro forma and pro forma as adjusted basis.

In response to the Staff’s comment, the Company revised the disclosure on pages 47 and 48 of the Revised Draft Registration Statement.

Note to the Consolidated Financial Statements

18. Subsequent Events

(c) Grant of Share Awards, page F-36

3.	We note your revised disclosure in response to prior comment five. To the extent the fair value per ordinary share underlying the ADS in the offering significantly differs from the fair value per ordinary share granted to directors, executive officers and certain employees in August under the 2023 Share Plan, please provide us with an analysis which supports the change.

October 6, 2023	2

The Company acknowledges the Staff’s comment. The fair value per ordinary share underlying the ADS in the offering is not available yet, and the Company will provide relevant analysis if such fair value significantly differs from the fair value per ordinary share granted to directors, executive officers and certain employees in August under the 2023 Share Plan.

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October 6, 2023	3

If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Ran Li at +86-186-0006-9077 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:           Ms. Xiaoling Song (Xiaoling@xcharge.com), Chief Financial Officer

XCHG Limited

Mr. Allen Wang, Esq., Partner

Latham & Watkins LLP

Mr. Max Ma, Partner

KPMG Huazhen LLP

October 6, 2023	4